Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

This filing contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint.  In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC.  SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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The following slides were used or will be used in connection with investor conferences hosted by Anthem and WellPoint commencing on December 2, 2003.

###

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[LOGO]

Larry Glasscock, Chairman, President and Chief Executive Officer

[LOGO]

David Colby, Executive Vice President, Chief Financial Officer

December 2003

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This presentation contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint.  In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC.  SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement / prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Agenda

•                  WellPoint Profile

•                  Anthem Profile

•                  Merger Summary

This presentation contains non-GAAP financial measures, as defined in the rules of the Securities and Exchange Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at the WellPoint website, which can be found at www.wellpoint.com

[LOGO]	[LOGO]

WellPoint Profile

•                  Second largest health plan in U.S.

•                  Broad range of medical and specialty products

•                  Organized by customer segment with a diverse customer base

•                  Regional geographic focus

•                  One Company, multiple brands

[LOGO]

Broad Product Choice

Hybrid
Indemnity	PPO	POS	HMO

Pharmacy
Dental
Behavioral Health
Life/Long Term Care
Disability
Medical Management
Network Access

CHOICE = VALUE

Organized by Customer Segment .. . .

Market Segment	Size
Individual	1
Senior	1
Small Group	2 – 50
Key Accounts	51 – 250
Major Accounts	251 – 2,000
Special Accounts	2,001+
Public Entities*	varies
State Sponsored Programs**	varies

*                 Employees of schools, municipalities, Federal Employees Program

**          Beneficiaries of Medicaid, State Children Health Insurance Program and similar programs

… to better understand and meet the
unique needs of these customers

Diverse Customer Base

September 30, 2003 Enrollment

[CHART]

* Includes 1.4 million network access members

Regional Concentration

•                  Health care is locally delivered and locally consumed

•                  Better network leverage

•                  Greater actuarial precision

•                  More efficient marketing/operations

[GRAPHIC]

Membership Growth

Total Medical Membership
(in thousands)

[CHART]

	1995	1996	1997	1998	1999	2000	2001	2002	3Q03

California Membership Growth:	7%	27%	17%	7%	15%	8%	6%	11%	3	%*

* Reflects growth from September 30, 2002

Big Plans Will Get Larger

Top Ten Health Plans*

1995

Medical Members

[CHART]

Total Insured 223.7 Million

Top 10 = 61.1 Million

2003*

Medical Members

[CHART]

Total Insured 245.4 Million

Top 10 = 100.4 Million

* Top 10 Health Plans as of 6/30/03: UNH, WLP, AET,CI, ATH, Kaiser Foundation, Health Care Services Corp., HUM, HNT, WC

Source:                              Bear Stearns, Centers for Medicare & Medicaid Services, Office of Actuary, U.S. Census Bureau, and SEC filings of publicly traded companies

Fragmented Industry

Many smaller, regional players in key geographies

[GRAPHIC]

California

•                  Alameda Alliance for Health

•                  Care 1st Health Plan

•                  Chinese Community Health Plan

•                  Community Health Group

•                  Community Health Plan

•                  Contra Costa Health Plan

•                  Health Plan of San Joaquin

•                  Inland Empire Health Plan

•                  Interplan Corp

•                  One Health Plan of CA

•                  Primecare Medical Network

•                  ProMed Health Care Administrators

•                  Safeguard Health Plans

•                  San Francisco Health Plan

•                  Santa Clara Family Health Plan

•                  Scripps Clinic Health Plan

•                  Sharp Health Plan

•                  Sistemas Medicos Nacionales

•                  Universal Care

•                  Western Health Advantage

Georgia

•                  Athens Area Health Plan

•                  Columbus Physician Organization

•                  Healthcare, Inc.

•                  HealthOne

•                  Medical Resource Network

•                  One Health Plan of GA

•                  Phoebe Health Partners, Inc.

Missouri

•                  Community Care Plus

•                  Community Health Plan

•                  Cox Health System, Inc.

•                  Family Health Partners

•                  FirstGuard Health Plan

•                  Group Health Plan

•                  Health Care USA, Missouri, LLC

•                  Mercy Health Plans of Mo. Inc.

•                  One Health Plan of Kansas/Missouri, Inc.

Illinois

•                  Harmony Health Plan of lll.

•                  Health Alliance Medical Plans, Inc.

•                  Health Marketing, Inc.

•                  Healthcare’s Finest Network

•                  One Health Plan of lll., Inc.

•                  OSF HealthPlans, Inc.

•                  Quincy Health Care Management

•                  RCare PPO

•                  Rockford Health Plans

•                  The Preferred Plan, Inc.

•                  Trinity PHO, Ltd.

•                  Union Health Service, Inc.

Texas

•                  Access Direct-A preferred Provider Network

•                  Advantage Care Network, Inc.

•                  Alliance Regional Health Network

•                  Brazos Valley Health Network

•                  Galaxy Health Network

•                  IntegraHome

•                  Preferred Care

•                  ProAmerica

•                  SETON Healthcare Network

•                  TexCare Partnership

•                  The MEGS Life & Health Ins. Co.

•                  USA Managed Care Organization

Represents more than 18 million lives in these states

Sources:                         InterStudy PPO Directory and Performance Report 3.0;

The InterStudy Competitive Edge, Part I: HMO Directory, July 1, 2002

Uninsured Opportunity

Uninsured		Potential Solutions

18 million
• Moderate to high income • 11.4 million earn >300% FPL • 6.4 million earn 200-299% FPL	• Demonstrate value • Potential tax subsidies	• Existing commercial programs

14 million
• Eligible for public programs but not enrolled • Earn <100% FPL	• Enrollment programs • Education • Community outreach	• Existing Medicaid and SCHIP Programs

9 million
• Low income, not eligible for public programs • Earn 100-199% FPL	• Increased State funding ? • Federal assistance?	• Expanded government programs ?

Source: NIHCM Foundation, 2002, RWJF-sponsored project. Based on 2001 data.

Ethnic Outreach Programs

[GRAPHIC]

•                  Agent support

•                  Community programs

•                  Media relations

•                  Partnership activities

•                  Example:  HealthyCheck Program in California

•                  Experience higher incidence of preventable and manageable chronic diseases

•                  Limited access to health care services

•                  Affordable and convenient preventive health screenings

•                  Partner with hospitals

Targeted Medical Management

[CHART]

Members with
chronic conditions

•                  Asthma

•                  Congestive Heart Failure

•                  ESRD

•                  Diabetes

•                  Depression

•                  Oncology

•                  High risk pregnancy

•                  Etc.

[CHART]

Cost Variations

[GRAPHIC]

September 19, 2000

The operation you get often depends on where you live.

		Total Abdominal Hysterectomy	Cholecystectomy	Total Knee Replacement
[GRAPHIC]	CA Hospital A	$25,100	$27,000	$28,700
	CA Hospital B	$2,200	$1,700	$3,000

[GRAPHIC]	GA Hospital A	$11,400	$12,500	$21,100
	GA Hospital B	$2,800	$2,800	$8,700

[GRAPHIC]	MO Hospital A	$26,200	$18,200	$119,400
	MO Hospital B	$3,100	$9,600	$24,900

[GRAPHIC]	TX Hospital A	$37,700	$18,600	$41,000
	TX Hospital B	$14,700	$2,100	$24,700

Health Coaching Model

Physician Centric	RN Directed	Multi Disciplinary Health Coaching

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Constraints on physician time and resources do not allow for the in-depth counseling and assistance necessary for the effective treatment of chronic illnesses	RN gives didactic telephonic education without assessing member motivation or underlying barriers to change	Health Coaching is a multi- disciplinary, facilitative approach to enhance members’ ability to self- manage conditions

WellPoint Pharmacy Management

•                  Fourth largest PBM with approximately 31 million members

•                  Offers full spectrum of PBM services

Pharmacy Care Management

Clinical / Medical Management

Clinical Business Plan
Therapy Management
Patients-At-Risk
Intervention Programs
Disease Management

Consultative Services

Incentive Programs
Benefit Designs
Interventions
Account Management
Sales Support
Business Strategies

Claims Processing

Claims Keying
Online DUR

Network Management

National Network
Customized Local Networks
MAC Programs

PrecisionRx

Integrated Mail Service Pharmacy
Specialty Pharmacy

Formulary Management

Treatment Guidelines
P&T Committees
Manufacturer Discounts
Preferred Rx Programs
Prior Auth Center

ReViewPoint®

Online Reporting

•                  Provide innovative programs to manage drug trend

•                  Clinical programs are outcomes-focused and patient-centric

Other Specialty Products

[GRAPHIC]	Dental	PPO, DHMO & FFS

[GRAPHIC]	Life	Basic & supplemental group term, dependent coverage, AD&D

[GRAPHIC]	Disability	Group STD & LTD

[GRAPHIC]	Behavioral Health	Full range of Behavioral Health services, including EAP plans

[GRAPHIC]	WC MCS	Network management, bill review, medical management and case management, all on non-risk basis

Specialty Products Contribute to WellPoint’s Profitability

Total WellPoint Profitability*

Nine months ended September 30, 2002

[CHART]

Nine months ended September 30, 2003

[CHART]

Growth**
Health Care Segment	35%
Specialty Segment	56%

*                 Excluding corporate and other segment

**          Represents growth in segment net income for the 9 months ended September 30, 2003 versus the comparable prior-year period

Leveraging Technology to Improve Margins

G & A Expense Ratio Trends*

330 bp improvement

[CHART]

*                 General and administrative expense ratio is calculated as a percentage of premium revenue and management services and other revenue combined

WLP Financial Highlights

Total Revenue
(in billions)

CAGR = 28%*

[CHART]

*                 As of December 31, 2002.   CAGR = (FV/PV)1/n –1, where FV is the future value, PV is the present value, and n is the number of years.

WLP Financial Highlights

Income from Continuing Operations(a)
(in millions)

CAGR = 22%(e)

[CHART]

(a)          Before extraordinary items and cumulative effect of accounting change, if applicable

(b)          1997 income from continuing operations of $229.4 million excludes: i) $9.0 million of nonrecurring costs, net of tax, related to write-down of the Company’s dental practice management operations, discontinuance of certain medical practice management operations, and severance and retention payments associated with the GBO acquisition, ii)  $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii) $18 million of investment gains in HPI, net of tax

(c)          1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint’s previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million

(d)          2002 income from continuing operations before extraordinary item of $694.1 million excludes $33.2 million of net realized investment gains, net of tax

(e)          As of December 31, 2002. CAGR = (FV/PV)1/n-1, where FV is the future value, PV is the present value, and n is the number of years.

Agenda

•                  WellPoint Profile

•                  Anthem Profile

•                  Merger Summary

[LOGO]

Anthem Profile

[GRAPHIC]

•                  Full range of healthcare and specialty products

•                  Fastest growing public healthcare company

•                  11.8 million medical members

•                  Regional business model

•                  National capabilities

•                  BCBS licenses in 9 states

•                  #1 market share in 8 of 9 states

Executing a Simple Strategy

Grow Profitable Enrollment

Reduce Administrative Costs

Optimize the Cost of Healthcare, While Improving the Health of Our Members

Provide Distinctive Service

Strong Cash Management

Drivers to Success

Customers Are First

Regional Model

Disciplined Focus

Profitable Enrollment Growth

Medical Membership

(millions)

[CHART]

3Q03 = 11.8 million

3Q03 vs 3Q02 Growth by

Customer Segment

[CHART]

National Accounts

Gaining Strength in the Market Place

•                  Strong retention of existing accounts

•                  30 new account wins for 2004

Value Proposition

•                  Blue Cross Blue Shield Brand

•                  Access to BlueCard networks nationwide

•                  Demonstrated evidence of provider discounts (ClaimsQuest)

•                  Interactive Real timeInformation System (IRIS)

•                  Dedicated Business Unit Model

Specialty Product Opportunities

Cross Selling to Existing Customers

Membership (mm)

Pharmacy	5.3

Dental	2.4

Life	0.9

New Specialty Products

Behavioral Health	3.2

Vision	0.4

Total Benefit Solutions for Customers

Specialty membership as of September 30, 2003

Administrative Expense Discipline

[CHART]

3Q03 = 18.7%

Strategies For Improvement

•                  Systems consolidation

•                  Shared service platform

•                  Investments in technology

•                  Process improvements

Optimize the Cost of Care

Disease Management Programs

•                  Asthma

•                  Diabetes

•                  Coronary disease

•                  Heart failure

•                  High risk pregnancy

•                  Renal disease

PMPM Cost Savings

[CHART]

Quality Care Through Physician Collaboration

Strong Cash Management

Operating Cash Flow

($ in millions)

[CHART]

Priorities for Cash Flow

1.              Invest in businesses

2.              Acquisitions

3.              Share repurchase

4.              Debt reduction

Long Term Earnings Growth

15% + Earnings Growth Model

Profitable Membership Growth	+	Continuous Administrative Expense Ratio Improvement	+	Stable Benefit Expense Ratio

• Enrollment growth in every region • Expand market share • Specialty penetration		• Systems consolidation • Contain costs in non-customer touch point areas		• Disciplined underwriting and pricing • Medical management initiatives

Strong Financial Momentum

Diluted EPS

[CHART]

3Q03 = $1.38

Operating Revenue

($ in billions)

[CHART]

3Q03 = $4.2 billion

Agenda

•                  WellPoint Profile

•                  Anthem Profile

•                  Merger Summary

[LOGO]

Transaction Summary

Consideration Per WLP Share:		$23.80 cash and 1 ATH share

Transaction Price(1):		$101.06 per WLP share

Form of Consideration:		76% stock, 24% cash

Pro Forma Fully-Diluted Ownership:		47% Anthem, 53% WellPoint

Expected Closing:		Mid-2004

Required Approvals:	•	ATH and WLP shareholders

	•	DOIs, CA Dept. of Managed Health Care and other regulators

	•	BCBSA

	•	Hart-Scott-Rodino

(1) Based on Anthem closing price as of October 24, 2003

Name:	WellPoint, Inc.

Headquarters:	Indiana

Board Representation:	58% Anthem, 42% WellPoint

Chairman:	Leonard Schaeffer

President and CEO:	Larry Glasscock

Chief Financial Officer:	David Colby

Co-Heads of Integration:	Mike Smith, Alice Rosenblatt

Geographic Concentration

[GRAPHIC]

Frequently Asked Questions

[GRAPHIC]

•                  Why now?

•                  Why not structure as merger of equals vs. paying a premium to WLP shareholders?

•                  What are the returns for Anthem shareholders?

•                  Is this a defensive move because you are worried about something?

•                  What are the benefits of this merger?

Why Now?

[CHART]

•                  Many expected the merger in the future, why NOT now?

•                  Blue conversions may slow down in short term, but will likely continue over time

•                  With effective integration, combined company will be ready for further consolidation

Why Not Structure As Merger of Equals vs. Paying a Premium to WLP Shareholders?

•                  Indiana is an attractive state of domicile

•                  Mergers of equals have challenging track records

•                  Clear leadership and governance is necessary for successful execution

•                  Valuation is reasonable relative to comparable transactions

Undisturbed Premium(1)

[CHART]

Other Cash and Stock Deals

•                  Occurred since 1995

•                  Greater than $5 billion

•                  North American acquiror and target

•                  CEO and HQ to acquiror

•                  Acquiror <65% of pre-deal combined market cap

(1)          Represents the premium calculated using transaction price at announcement and target closing price prior to equity market trading or media indication of a potential transaction.   Source: Publicly available data

What Are the Returns for ATH Shareholders?

[LOGO]

•                  Accretive in 2004 excluding refinancing costs

•                  4-6% accretion in 2005

Is This a Defensive Move Because You Are Worried About Something?

•                  Organic growth is strong for both companies

“Same Store” Membership Growth

(Since 12/31/99)

ATH	2,700,000
WLP	1,238,000
Total	3,938,000

•                  The underwriting cycle is becoming a myth

•                  Generally self-inflicted cycles in the past

•                  Track records of underwriting discipline

•                  Industry consolidation since mid-90’s mitigates risk

•                  Fewer, more disciplined Blues

Disappearance of the Underwriting Cycle ?

Underwriting Results as % of Revenue*

[CHART]

Source: BCBSA, 2002

What Are the Benefits of This Merger?

Growth Opportunities

•                  Target individual products in ATH markets

•                  “Young invincibles”

•                  Early retirees

•                  Other uninsured

•                  Utilize ATH experience with national accounts

•                  ATH national accounts same store growth

14% in 2002                                              16% YTD 9/2003

•                  Multi-state employers focusing more on medical costs in addition to administrative expenses

•                  Enhanced e-commerce capabilities provide higher service levels

•                  Increase penetration of PBM services

•                  Increased size enhances value proposition

•                  WLP PBM experienced with carve-out and external sales

•                  Cross-sell other specialty product sales to existing members

•                  Dental, Life, Disability, Behavioral Health, Vision

•                  Utilize best practices in medical management and contracting to better manage medical cost trends

•                  Information-based decision making

•                  Health improvement programs

•                  National contracting (labs, DME, etc.)

Operating Synergies

•                  Recognize at least $250 million in pre-tax synergies

• Information technology	$75 million	+
• Specialty businesses	$75 million	+
• Operations	$50 million	+
• Corporate & Shared Services	$50 million	+

•                  Positioned to implement over 18 -24 months: $50 million in 2004, $175 million in 2005, and $250 million in 2006

•                  Synergies represent approximately 4% to 5% of combined administrative expenses - consistent with prior transactions

Merger Summary

[GRAPHIC]